VGTEL, INC.
2 Ingrid Road
Setauket, NY 11733-2218
Tel:  631-458-1120
Fax:  718-972-6196

January 28, 2008

Ms. Melissa Feider
Staff Accountant
Securities & Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

RE: VGTel, Inc.
File # 000-52983
Form 8K Filed May 1, 2009

Dear Ms. Feider:

Pursuant to your phone conversation with our office today, we revised the 8K form to include the information as per your comments 1-3.

Here is a draft of the revised 8K Form in which we underlined the additions required to be included pursuant to your comments.

We will call you tomorrow to confirm that the draft of the amended 8K is acceptable.

Thank you

/s/  Ron Kallus
Chief Executive Officer

DRAFT OF AMENDED 8K

Item 4.01  Changes in Registrant’s Certifying Accountant

(a)  Dismissal of Previous Independent Registered Public Accounting Firm.

On April 27, 2009 , N. Blumenfrucht CPA PC  "NBCP" resigned as our independent registered public accounting firm. The Board of Directors (the “Board”) of VGTel, Inc. (the “Company”) approved such resignation on April  27, 2009.

The Company’s Board of Directors participated in and approved the decision to change our independent registered public accounting firm.

During the two most recent fiscal two years 2008 and 2007 and through the subsequent interim periods through May 13, 2009, the date of resignation, the Company did not have any disagreements with "NBCP"  on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure,  except "NBCP" expressed substantial doubt  about the Company’s ability to continue as a going concern.  Further, there were no reportable events, as described in  Item 304(a)(1)(v) of Regulation S-K.

The Company provided "NBCP" with a copy of this Current Report on this amended  Form 8-K and requested that they furnish it with a letter addressed to the SEC stating whether or not they agree with the above statements. The Company has received the requested letter from "NBCP", and a copy of such letter is filed as Exhibit 16.1 to this Current Report Form 8-K/A.

(b) Engagement of New Independent Registered Public Accounting Firm.

On April 27, 2009, the Board appointed  Kempisty & Company Certified Public Accountants,  PC, "K &Co."  as the Company’s new independent registered public accounting firm. The decision to engage "K &Co."  was approved by the Company’s Board of Directors on April 27, 2009.

Prior to April 27,  2009,  and during the most recent fiscal years 2008 and 2007  and through the subsequent interim periods through May 13, 2009, the Company did not consult with "K &Co."  regarding (1) the application of accounting principles to a specified transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) no written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Financial Statements & Exhibits -   Letter from N. Blumenfrucht CPA PC

Exhibit No.	Description

16-1	Letter to the Securities and Exchange Commission from N. Blumenfrucht CPA PC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 14, 2009	VGTel, Inc.
	By:	/s/ Ron Kallus
Ron Kallus Chief Executive Officer